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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHONE1GLOBALWIDE INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

719208100

(CUSIP Number)

Robert F. Hudson, Jr.
Baker & Mckenzie
1111 Brickell Avenue
Miami, FL 33131
(305) 789-8906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 719208100

1.	Name of Reporting Person: JG Private Trust Company Limited, as trustee of the Pitrizza Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,414,661 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.7%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 5 Pages

     [EXPLANATORY NOTE: This Schedule 13D/A-1 amends Items 2 and 5 of the Schedule 13D filed on May 5, 2005]

Item 2. Indentity and Background.

     (c) Current information concerning the identity and background of the directors, officers and other controlling persons of the Reporting Person are set forth in Annex A.

Item 5. Interest in Securities of the Issuer.

     (c) On May 24, 2005, the Issuer filed a Form 15 (Securities Registration Termination) with the SEC.

Page 3 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 2005	JG PRIVATE TRUST COMPANY LIMITED, as trustee of the PITRIZZA TRUST
	By:	/s/ Geoffrey Cone
		Name:	Geoffrey Cone
		Title:	Director

By:	/s/ Isaac Gilinski
	Name:	Isaac Gilinski
	Title:	Director

Page 4 of 5 Pages

Annex A

Directors, Officers and Controlling Persons
of the Reporting Person

Name/Citizenship	Title	Business Address
Isaac Gilinski*	Director	12 Avenue des
(Citizen of Colombia)		Spelugues MC-98000,
Monaco

Perla Bacal Gilinski	Director	12 Avenue des
(Citizen of Colombia)		Spelugues MC-98000, Monaco

Geoffrey Cone	Director	Level 3, 280 Parnell
(Citizen of New Zealand)		Road, Parnell,
Auckland,
New Zealand, 1013.

*	In additional to serving as a director of the Reporting Person, Isaac Gilinski is also a controlling person by virtue of having the power to replace some or all of the directors of the Reporting Person. Jaime Gilinski no longer serves as a director of the Reporting Person or has the power to control the Reporting Person or the Pitrizza Trust.

Page 5 of 5 Pages